

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Edward Lu
Chief Financial Officer
Phoenix New Media Ltd
Sinolight Plaza, Floor 16
No. 4 Qiyang Road
Wangjing, Chaoyang District, Beijing, 100102
People's Republic of China

> **Re: Phoenix New Media Ltd**
> **Form 20-F for the Year Ended December 31, 2022**
> **File No. 001-35158**

Dear Edward Lu:

We have reviewed your September 8, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 27, 2023 letter.

Form 20-F for the Year Ended December 31, 2022

Notes to Consolidated Financial Statements
Note 1. Organization and Principal Activities, page F-10

1. Please revise your disclosure in Risk Factors to address: (i) your belief that you meet the definition of an investment company under Section 3(a)(1)(C) of the Investment Company Act of 1940 (the "Act") and are relying on the exemption from that definition at Section 3(b)(1); and (ii) the consequences if you are deemed to be an investment company under the Act, as well as the risks associated with the operation of an unregistered investment company.

2. Please advise if you have an opinion of counsel regarding your reliance on the exemption from the definition of investment company provided by Section 3(b)(1) of the Act, and if so, whether you would be willing to provide the staff with a copy of such opinion of counsel.

Exhibit 15.3
Certification by the Chief Financial Officer Pursuant to Item 16I(a) of Form 20-F

3. We note your response to prior comment 3 including your statement that no governmental entity in the PRC has a controlling interest with respect to Phoenix TV. Please supplementally clarify the percentage ownership of any PRC governmental entities or state-owned enterprises in Phoenix TV and provide the percentage of indirect ownership in Phoenix New Media.

4. We note your response to prior comment 4. Please provide us with your analysis with respect to each of your directors, including whether such directors have any involvement in CCP matters, including your consideration of current and prior CCP memberships or affiliations with the CCP. For examples, we note from Item 6 that Carson Wen served as a deputy of the National People's Congress, that Yusheng Sun served senior positions in China Central Television and that Qi Li served as the Chief Financial Officer of People's Daily Online.

 You may contact Melissa Walsh, Staff Accountant, at 202-551-3224 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 with any questions. You may contact Tyler Howes at 202-551-3370 or Christopher Dunham at 202-551-3783 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Yi Gao